UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Roadrunner Transportation Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76973Q105

(CUSIP Number)

May 11, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	Names of Reporting Persons: TC Equity Partners V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: OO

1	Names of Reporting Persons: Thayer | Hidden Creek Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: OO

1	Names of Reporting Persons: THCP Management II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: PN

1	Names of Reporting Persons: Thayer | Hidden Creek Management, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: PN

This Amendment No. 2 to Schedule 13G hereby amends, as set forth below, the information contained in the Schedule 13G filed by the Reporting Persons (as defined below) with respect to the Company (as defined below) on February 14, 2011.

Item 1(a)	Name of Issuer: Roadrunner Transportation Systems, Inc. (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices: 4900 S. Pennsylvania Avenue Cudahy, WI 53110

Item 2(a)

Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: TC Equity Partners V, L.L.C. (“TC Equity”); Thayer | Hidden Creek Partners, L.L.C. (“Thayer | Hidden Creek”); Thayer | Hidden Creek Management, L.P. (“Management”); and THCP Management II, L.P. (“THCP”) or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file this statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence: The Reporting Persons may be contacted at 1730 Pennsylvania Avenue, N.W., Suite 525, Washington, DC 20006.
Item 2(c)	Citizenship: Each of the Reporting Persons is formed or organized under the laws of the State of Delaware.
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP No.: 76973Q105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240. 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). Not Applicable

Item 4	Ownership:
(a)

Amount beneficially owned and (b) Percent of class:

On May 11, 2011, TC Equity withdrew as the general partner of Thayer Equity Investors V, L.P. (“Thayer”); Management withdrew as the sole manager of TC Co-Investors V, L.L.C. (“Co-Investors”), the managing member of TC Sargent Holdings, L.L.C. (“TC Sargent”) and TC Roadrunner-Dawes Holdings, L.L.C. (“TC Roadrunner”); and THCP withdrew as the general partner of HCI Equity Partners III, L.P. (f/k/a Thayer | Hidden Creek Partners II, L.P.) (“Partners III”) and HCI Co-Investors III, L.P. (f/k/a THC Co-Investors II, L.P.) (“Co-Investors III”). Thayer | Hidden Creek is the managing member of TC Equity and the general partner of Management and THCP.  Certain affiliates of HCI Equity Partners, L.L.C. (each, an “HCI Party”) replaced such withdrawing parties (all of the foregoing transactions collectively, the “Restructuring”).

As previously reported, Thayer, Partners III, Co-Investors III, TC Sargent and TC Roadrunner are each deemed a direct beneficial owner of certain shares of the Company’s Common Stock, and such status was not changed by the Restructuring.  Prior to the Restructuring, TC Equity, Management, THCP and Thayer | Hidden Creek may have been deemed to be beneficial owners of shares of the Company’s Common Stock.  As a result of the Restructuring, each of the Reporting Persons is no longer deemed a beneficial owner of any of the Company’s Common Stock.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is or was the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13 of the Act or otherwise, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Number of shares as to which such person has:
(1) Sole power to vote or direct the vote: See Item 5 of each cover page
(2) Shared power to vote or direct the vote: See Item 6 of each cover page
(3) Sole power to dispose or direct the disposition of: See Item 7 of each cover page
(4) Shared power to dispose or direct the disposition of: See Item 8 of each cover page

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
See response to Items 4(a) and (b).

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2011

TC Equity Partners V, L.L.C.

By: Thayer | Hidden Creek Partners, L.L.C., its Managing Member

	By:	/s/ Lisa M. Costello
		Name:	Lisa M. Costello
		Title:	Treasurer and CFO

THCP Management II, L.P.

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

	By:	/s/ Lisa M. Costello
		Name:	Lisa M. Costello
		Title:	Treasurer and CFO

Thayer | Hidden Creek Management, L.P.

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

	By:	/s/ Lisa M. Costello
		Name:	Lisa M. Costello
		Title:	Treasurer and CFO

Thayer | Hidden Creek Partners, L.L.C.

	By:	/s/ Lisa M. Costello
		Name:	Lisa M. Costello
		Title:	Treasurer and CFO